

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2021

Luis Felipe Castellanos Lopez Torres
Chief Executive Officer
Intercorp Financial Services Inc.
Torre Interbank, Av. Carlos Villarán 140
La Victoria
Lima 13, Peru

     **Re: Intercorp Financial Services Inc.**
        **Form 20-F for the Fiscal Year Ended December 31, 2020**
        **Filed April 26, 2021**
        **File No. 001-38965**

Dear Mr. Castellanos Lopez Torres:

     We have limited our review of your filing to the financial statements and related disclosures and have the following comment.  In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to the comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31,2020

Item 4. Information on the Company
B. Business Overview
Non-GAAP Financial Measures, page 43

1.     You report an adjustment in your 2020 non-GAAP financial measures to add back the amount of the negative impact on interest and similar income from the modification of contractual cash flows due to the loan rescheduling schemes offered in response to the COVID-19 pandemic.  While the amount may be disclosed, including the adjustment in your non-GAAP financial measures appears to report revenues to which you may not be entitled.  Please represent to us that you will not include this adjustment in your future annual reports or in annual or quarterly earnings releases.  Refer to Rule 100(b) of Regulation G and question 100.04 of the Compliance and Disclosure Interpretation for Non-GAAP Financial Measures, updated April 4, 2020.

   In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Rolf Sundwall at 1-202-551-3105 or Mark Brunhofer at 1-202-551-3638 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Finance